Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

March 12, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Sonny Oh, Esq.

Senior Counsel, Division of Investment Management –

Disclosure Review and Accounting Office

Re:

Post-effective amendment filed under Rule 485(a) for “Universal Annuity,” a group variable annuity contract, issued by Brighthouse Life Insurance Company (“BLIC” or the “Company” or “We”) and Brighthouse Separate Account Eleven for Variable Annuities, File Nos. 333-152189/811-21262 (“Universal Annuity” or the “Contract”)

Dear Mr. Oh:

This letter, which we have filed as Correspondence, responds to the comments you conveyed to Dodie Kent of Eversheds Sutherland (US) LLP, on February 8 and 10th, 2021 with regard to the above-noted filing. Along with this letter, we are filing a revised statutory prospectus, initial summary prospectus, statement of additional information and Part C, which reflect conforming edits.

I.	PROSPECTUS

General

a.

COMMENT: Make sure that the contract name on cover page of SAI and prospectus match the EDGAR Identifier Number. The Contract and SAI identify the contract as “Universal Annuity,” and the EDGAR Identifier Number identifies it as “Universal Annuity (A).”

RESPONSE: We have made the contract name consistent in all places.

b.

COMMENT: Any comments made with respect to one specific part of the registration statement should result in disclosure changes to any other section of the registration statement that addresses the same topic. Disclosure changes noted for the registration statement should be reflected in the related Initial Summary Prospectus and Updating Summary Prospectus, as appropriate.

RESPONSE: We will follow that approach.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

U.S. Securities and Exchange Commission March 12, 2021 Page 2

Cover Page

a.	COMMENT: In the first sentence, include the word “group” to describe the Contract.

RESPONSE: We have clarified that the contract is available on both a group or individual basis.

b.

COMMENT: Please explain the inclusion of “Traditional IRAs” and “Roth IRAs” if this is a group contract here and throughout the prospectus, i.e., please clarify whether this is also an individual contract. If not, please remove all related terminology.

RESPONSE: The Contract was sold across numerous tax markets, on both a group and individual basis. Accordingly, the prospectus discloses information related to both group and individual contract types. As a reminder, the Contracts are no longer sold, on either a group or individual basis, but we continue to add new Participants under existing Contracts previously issued to Groups/Plans.

c.	COMMENT: Identify the Registrant.

RESPONSE: The Company respectfully submits that the Registrant is identified in the second paragraph on the Cover Page (“Brighthouse Separate Account Eleven for Variable Annuities”), and, as such, has made no further revision.

d.

COMMENT: You have included the so-called “free-look” disclosure on the Cover Page, but you have not included any related disclosure per Form N-4, Item 12(f). If applicable, please do so; if inapplicable, remove this disclosure from the Cover Page.

RESPONSE: We respectfully submit that the details related to the “free look” are fully disclosed in the section entitled “Miscellaneous Contract Provisions” under “Right to Return.”

Key Information Table

a.	COMMENT: Under “Transaction” Charges, delete the second sentence, regarding Variable Liquidity. Instead, include this charge as a footnote to the Fee Table.

RESPONSE: We have done so.

b.	COMMENT: Under “Ongoing Fees and Expenses,” please provide the portfolio company expenses.

RESPONSE: We will include the Portfolio Expenses in the next Post-Effective Amendment.

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c.	COMMENT: Under “Restrictions,” under “Investments,” provide the basis for following italicized language:

Currently, We allow unlimited transfers without charge among investment options during the Accumulation Period. However, We reserve the right to impose a charge for transfers in excess of 12 per year and/or the number of transfers allowed per year. At a minimum, We would always allow one transfer every six months.

RESPONSE: Our right to limit the number of transfers is included in the prospectus section entitled “Restrictions on Transfers,” which relates to our frequent transfers policy. We have revised the disclosure to better reflect this right in the context of frequent transfers.

Overview

a.	COMMENT: Please state for whom the contract would be appropriate based on the representative investor’s time horizon, liquidity needs and financial goals.

RESPONSE: We have made this change.

b.	COMMENT: In the introductory paragraph, there is a reference to non-qualified contracts and individual purchasers, please clarify or delete.

RESPONSE: We offer such contract types, and, accordingly, have left the disclosure unchanged.

c.	COMMENT: Under “Accessing Your Money,” the cross-referenced section does not appear to address the limitations discussed.

RESPONSE: We have opted to remove the cross-reference all-together, as it is the only one in this section, and it does not, upon further thought, seem necessary or helpful.

d.	COMMENT: Under “Additional Services,” include Rebalancing and the Asset Allocation programs.

RESPONSE: We have not made this change, as these programs are not available with this Contract. We have instead removed any references to such programs. Such minor references appear to have been typographical errors.

Fee Table

Transaction Expenses

a.	COMMENT: You reference “Contingent Deferred Sales Charges.” Either use the term used in the Form N-4, or use the term you have used prior to the Fee Table, i.e., withdrawal charge.

RESPONSE: We have made this change.

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b.	COMMENT: Revise the following parenthetical to conform to form: (as a percentage of Purchase Payments withdrawn), i.e., delete “withdrawn.”

RESPONSE: We have made this change.

c.	COMMENT: Move the “Variable Liquidity Benefit” charge into a footnote, per Item 4, Instruction 2.

RESPONSE: We have made this change.

Periodic Charges’ Table

a.	COMMENT: Replace “Semiannual Contract Administrative Charge” with “Administrative Expenses.”

RESPONSE: We have made this change.

b.	COMMENT: Remove the “Administrative Charges” parenthetical from lead-in.

RESPONSE: We have made this change.

c.	COMMENT: Either delete footnote 3 in its entirety and provide it as Form N-4, Item 7 disclosure, or maintain footnote 3 abbreviated and provide a reference to the waivers in your Item 7 disclosures.

RESPONSE: We have opted for an abbreviated footnote and included this disclosure as part of our Item 7 disclosures.

Example

a.	COMMENT: In the first introductory paragraph, delete the last sentence, i.e., “The example does not represent past or future expenses. Your actual expenses may be more or less than those shown…”

RESPONSE: We have made this change.

b.	COMMENT: In the second introductory paragraph, delete the second sentence that reiterates the charges deducted.

RESPONSE: We have made this change.

c.	COMMENT: In the third introductory paragraph, add as the last sentence: “Although your actual costs may be higher or lower, based on these assumptions your cost would be…:

RESPONSE: We have made this change.

Principal Risks

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COMMENT: Include in the Key Information Table, as well as in the investment restrictions appendix, the information disclosed in the second sentence of the Plan Term Risk, which is: “… limitations on your rights may apply to Funding Options, Purchase Payments, withdrawals, transfers, loans, the death benefit and Annuity options.”

RESPONSE: We have made this change to the KIT. We have not made any changes to the Fund Appendices, as we offer all underlying funds to all Groups/Plans. If a Plan sponsor and/or fiduciary opts to limit their participants to a subset of such funds, it is administered by the Plan at the Plan level.

As a reminder, we no longer offer the Contracts to new purchasers.

The Annuity Contract

a.	COMMENT: Delete the third sentence in the first paragraph, which states: “Your rights and obligations under the Contract will be determined by the language of the Contract itself.”

RESPONSE: We have made this change.

b.	COMMENT: Per Form N-4, Item 8(a), confirm all material state variations are included in the prospectus.

RESPONSE: We confirm that all material state variations are included in the prospectus.

c.	COMMENT: Pursuant to Item 8(b)(1), in the fourth paragraph, please confirm the there is no minimum Contract Value requirement or provide disclosure here as to the same.

RESPONSE: We have briefly included information about the minimum Contract Value in this section, as well as provided a cross-reference to the section in the prospectus that discloses more details.

d.	COMMENT: In the Purchase Payments discussions, ensure that information regarding tax treatment is up to date. It appears to be dated.

RESPONSE: All tax disclosure will be updated, as appropriate in the post-effective amendment.

e.	COMMENT: In the Funding Options discussion, in the second paragraph, provide instructions as to how investors can obtain paper or electronic copies per Item 6(c).

RESPONSE: We have made this change.

f.	COMMENT: Under “Fixed Account,” you state it may be available. Please indicate how you will handle this in the ISP?

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RESPONSE: We have included Fixed Account disclosure in the ISP.    We offer the Fixed Account under each Contract. On occasion, certain Plan sponsors and/or fiduciaries opted not to permit their participants to choose the Fixed Account as an allocation. If a Plan sponsor and/or fiduciary opts to disallow their participants from allocating to the Fixed Account, it is administered by the Plan at the Plan level.

As a reminder, we no longer actively sell the Contract.

Charges and Deductions

a.	COMMENT: Under “Contingent Deferred Sales Charge/Withdrawal Charge,” disclose the consideration for the fee.

RESPONSE: We have included this disclosure.

b.	COMMENT: Under Underlying Fund Fees and Expenses, provide the disclosure as set forth in Item 7(c).

RESPONSE: We have revised the disclosure accordingly.

c.	COMMENT: Under Variable Liquidity Benefit, disclose the consideration provided for the fee.

RESPONSE: We have included this disclosure.

Transfers

a.	COMMENT: In the third paragraph under the list of funds, there is a list of services. Please describe them in the prospectus, per Item 10 and Item 8(b)(3).

RESPONSE: We have edited the list of services to omit certain services, per our response above to your Comment (d) to the “Overview” section. Any services provided under the Contract are described, as required. Accordingly, we have not included them as responsive to item 10.

b.	COMMENT: Under Dollar Cost Averaging, the 2nd bullet point example states: “excluding accrued interest.” Confirm this is correct and should not be “including…”

RESPONSE: We have revised the text to indicate that accrued interest is, in fact, included.

Benefit Table

c.	COMMENT: Present the narrative description of benefits that follow the table in the same order that they appear in the table.

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RESPONSE: The Company respectfully submits that these “benefit” types are best (and typically) disclosed in their related prospectus sections, i.e., dollar cost averaging belongs in “Transfers;” systematic withdrawals belongs in “Access to Your Money;” the death benefit belongs in “Death Benefit;” and the Variable Liquidity Benefit belongs in “Annuity Payouts,” where each is discussed in their respective context. We have revised the narrative that follows to include a cross-reference to each. We further respectfully submit that the organization of the information in the prospectus in this manner is consistent with Form N-4’s General Instruction C(3)(a) and (b).

d.	COMMENT: Include the rebalancing and asset allocation features in the table.

RESPONSE: Per our response above to your Comment (d) to the “Overview” section, these features are not available. We have revised the prospectus to omit any mention of such features, and, accordingly have not included them here.

e.	COMMENT: Delete footnote 1 and put its substance into the “limitations” column.

RESPONSE: We have made this change.

f.	COMMENT: Under Variable Liquidity Benefit, under maximum fee column, put the basis of the charge in parenthesis, per Item 10(a), Instruction 5.

RESPONSE: We have made this change.

Death Benefit

COMMENT: In the last sentence of first paragraph, regarding amounts that get deducted, clarify that it is “Plan” loans not loans under the Contract.

RESPONSE: We have made this clarification.

Annuity Options

COMMENT: Under Variable Liquidity Benefit, in the first sentence, please clarify if you are referring to a fixed or variable payout -- or both.

RESPONSE: We have clarified that we are referring to fixed payouts only.

Separate Account

a.	COMMENT: Use the separate account’s full name or define in the Glossary.

RESPONSE: We have included the Separate Account’s full name and defined in this section.

b.	COMMENT: Include under what state law under the separate account was established.

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RESPONSE: We have made this change.

c.	COMMENT: Under “Conversion,” please consider whether the final sentence of second paragraph is needed given the passage of time.

RESPONSE: We have removed the sentence. Also, as an aside, all tax disclosure will be updated, as appropriate in the post-effective amendment.

Distribution of Contracts

a.	COMMENT: Under Distribution of the Contracts, provide Item 7 disclosure related to payments to dealers or supplementally indicate that such disclosure is not applicable.

RESPONSE: The Company respectfully submits that such disclosure is included in this section’s subsection entitled “Compensation.”

b.	COMMENT: In the third sentence of the first paragraph, you indicate that Brighthouse Securities is an affiliate of the Company. Per Item 11(e), disclose the nature of the affiliation.

RESPONSE: We have included the nature of their affiliation.

Appendix A

a.	COMMENT: Remove the rows in the table that are solely dedicated to identifying the underlying funds by Trust name.

RESPONSE: We have made this change.

b.

COMMENT: With regard to the footnote that indicates that not all funds are available with all Contracts, and availability depends on Contract issue date, provide more specificity per fund and per Contract.

RESPONSE: We have revised the footnote regarding fund availability by Contract Issue Date.

c.	COMMENT: The use of the term “Investment Portfolio” in the footnotes is inconsistent.

RESPONSE: We have substituted in the term “Underlying Fund.”

Appendix B

COMMENT: In the middle column, which is currently entitled the “Portfolio Series,” consider a different name, e.g., “Legal Name,” to make consistent with lead-in.

RESPONSE: We have substituted in the term “Underlying Fund Legal Name.”

Appendix D – Fixed Account

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COMMENT: In the second paragraph, delete the first sentence.

RESPONSE: We have made this change.

COMMENT: In the fifth paragraph, in the second sentence, you discuss the guaranteed minimum rate for the fixed account. You indicate that such rate is disclosed in the Contract. Please include the minimum crediting rate here.

RESPONSE: We have included the rate.

Back Cover

a.	COMMENT: If you are using a summary prospectus, include the website address for the landing page where all the documents are accessible.

RESPONSE: We have opted to exclude a website address here. While we are using a summary prospectus, per FormN-4, Item 1(b), we respectfully submit that only a toll-free phone number is required.

b.	COMMENT: Per Item 1(b)(1), include contact information for more information about the contract.

RESPONSE: We have included this information.

c.	COMMENT: In the second paragraph, change “is” to “are, and omit the second clause of this sentence: “…and copies of this information may be obtained…”

RESPONSE: We have corrected the typo. The Company respectfully submits that it has left in the second clause of that sentence as is, per Item 1(b)(3).

II.	STATEMENT OF ADDITIONAL INFORMATION

a.	COMMENT: The website reference in the first paragraph should be the product landing page not the EDGAR website.

RESPONSE: We have included the website address for the product landing page.

b.	COMMENT: Under “Separate Account,” in first sentence, use the formal full name of the separate account and then define.

RESPONSE: We have made this change.

c.	COMMENT: Under “Separate Account,” specify which assets are being held.

RESPONSE: We have made this change.

d.	COMMENT: If there are no Non-principal risks, omit this section entirely. Any risk identified in the prospectus should be “principal” only.

U.S. Securities and Exchange Commission March 12, 2021 Page 10

RESPONSE: We have omitted this section.

e.	COMMENT: Under “Services,” in the first sentence, note that you have defined the separate account again.

RESPONSE: We revised to use the already defined term instead.

f.	COMMENT: Under “Services,” for Computer Science Corporation, provide the basis of its compensation per Item 21, Instruction 2(c)(1).

RESPONSE: We have made this change.

g.	COMMENT: Under “Calculation of Annuity Unit Value,” please provide a more complete explanation of the net investment factor.

RESPONSE: We have made this change.

h.	COMMENT: Under “Calculation of Annuity Value,” the last sentence cites 3% as annual assumed investment rate, while the prospectus indicates that this rate is 3.5%. Please reconcile.

i.

RESPONSE: We have reconciled this disclosure.

j.	COMMENT: Under “Taxes,” consider whether any disclosure here should be specifically incorporated into or moved to the prospectus.

RESPONSE: Any disclosure here is non-material tax information. The tax disclosure in the prospectus meets the requirements of Item 14.

III.	PART C

a.	COMMENT: Remove inapplicable Exhibits, e.g., Exhibit D(ii) – “Form of guaranteed minimum withdrawal rider.”

RESPONSE: We have made this change.

b.	COMMENT: Where required, make certain you are including the actual agreement as opposed to a “form of,” e.g., Exhibit H.

RESPONSE: We have ensured we have done so.

c.	COMMENT: Exhibit P, which is the Power of Attorney for Myles J. Lambert, in the EDGAR, something wrong/got cut off. Please examine and rectify as needed.

RESPONSE: We have done so.

d.	COMMENT: Per Item 33, you must include 3 fiscal years, not 2.

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RESPONSE: We have instead omitted this item. It does not apply.

e.	COMMENT: Per Item 34, track the wording of the reasonableness representation precisely.

RESPONSE: We have made this change.

f.	COMMENT: Per Item 34, confirm that you are obligated to continue to include representations you are including.

RESPONSE: We confirm these representations continue to be required.

IV.	ISP

General

COMMENT: We remind you that the ISP may only cover the contract currently sold. Given the various sales channels, please confirm that you have included only what is currently offered to participants.

RESPONSE: We confirm that the ISP will cover the currently available contract. We remind you that we no longer actively offer the Contracts to new purchasers, and we are only using the ISP to add new Participants under existing Contracts previously issued to various Plans.

Cover Page

a.	COMMENT: On Cover Page, be more descriptive and include group in description in the name of contract.

RESPONSE: We have included a reference to the fact that the Contract is available on a “group” and individual basis.

b.	COMMENT: The landing page website address should be included here, not the Company website address.

RESPONSE: We have included the appropriate website address.

c.	COMMENT: Bold the paragraph that addresses the free look right.

RESPONSE: We have made this change.

Buying the Contract

COMMENT: Under “Purchasing the Contract,” in second paragraph, please incorporate the language about new purchasers into both the Statutory Prospectus and any USP.

RESPONSE: We have done so.

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Accessing Your Money

COMMENT: Under “Making Withdrawals…” during the annuity period, briefly address how proceeds are calculated.

RESPONSE: We have made this change.

Back Cover Page

COMMENT: In the last sentence of the first paragraph, add prospectus to the “free copy” sentence.

RESPONSE: We have made this change.

COMMENT: The product landing page website address should be included here, not the Company website address.

RESPONSE: We have included the appropriate address.

The Company believes that this Response Letter appropriately addresses in full the Staff’s comments. If you have any questions, please contact me at 212-389-5080.

Sincerely,

/s/ Dodie C. Kent
Dodie C. Kent
Eversheds Sutherland (US) LLP

CC:	Michele H. Abate, Associate General Counsel, Brighthouse Financial, Inc.
Dionne Sutton, Corporate Counsel, Brighthouse Financial, Inc.
Ron Coenen, Counsel, Eversheds Sutherland (US) LLP